FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Nirsevimab recommended for approval in EU by CHMP

16 September 2022 07:00 BST

Beyfortus (nirsevimab) recommended for approval in the EU by CHMP for the prevention of RSV lower respiratory tract disease in infants

Recommendation is based on the Beyfortus clinical trial programme which demonstrated protection against RSV disease during the RSV season with a single dose

If approved by the European Commission, Beyfortus would be the first preventative option for the broad newborn and infant population

AstraZeneca and Sanofi's Beyfortus (nirsevimab) has been recommended for marketing authorisation in the European Union (EU) for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease in newborns and infants during their first RSV season. If approved, Beyfortus would be the first and only single-dose passive immunisation for the broad infant population, including those born healthy, at term or preterm, or with specific health conditions.

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Authority based its positive opinion on results from the Beyfortus clinical development programme, including the MELODY Phase III, MEDLEY Phase II/III, and Phase IIb trials.1-8

In the MELODY and Phase IIb trials, Beyfortus met its primary endpoint of reducing the incidence of medically attended lower respiratory tract infections (LRTI) caused by RSV during the RSV season vs. placebo with a single dose.1-6 No clinically meaningful differences in safety results between the Beyfortus and placebo groups were seen. Beyfortus also demonstrated a comparable safety and tolerability profile to Synagis (palivizumab) in the MEDLEY Phase II/III trial, with occurrence of treatment emergent adverse events (TEAEs) or treatment emergent serious adverse events (TESAEs) similar between groups.7-8

Iskra Reic, Executive Vice President, Vaccines and Immune Therapies, AstraZeneca, said: "This positive CHMP opinion underscores Beyfortus'potential as a ground breaking, first-in-class passive immunisation that could transform the medical community's approach to respiratory syncytial virus prevention in infants."

Jean-François Toussaint, Global Head of Research and Development Vaccines, Sanofi, said: "Today's positive CHMP opinion is one of the most significant public health achievements in respiratory syncytial virus in decades and has the potential to alleviate the enormous physical and emotional burden that RSV can place on families and healthcare systems. With this endorsement, we are one step closer to achieving our goal of protecting all infants against RSV with a single dose."

RSV is the most common cause of LRTIs and a leading cause of hospitalisation in all infants.9-11 RSV-related direct medical costs, globally - including hospital, outpatient and follow-up care - were estimated at €4.82 billion in 2017.12 The current standard of care for the prevention of serious LRTIs caused by RSV focuses on to preterm infants and infants at higher risk of severe disease, and treatment is limited to symptomatic relief.13-14

Notes
Beyfortus
Beyfortus (nirsevimab), an investigational long-acting antibody designed for all infants for protection against RSV disease from birth through their first RSV season with a single dose, is being developed jointly by AstraZeneca and Sanofi using AstraZeneca's YTE technology.

Beyfortus has been developed to offer newborns and infants direct RSV protection via an antibody to help prevent LRTI caused by RSV. Monoclonal antibodies do not require the activation of the immune system to help offer timely, rapid and direct protection against disease.15 The recommended dose of Beyfortus is a single intramuscular injection of 50 mg for infants with body weight <5 kg and a single intramuscular injection of 100 mg for infants with body weight ≥5 kg.

Beyfortus has been granted regulatory designations to facilitate expedited development by several major regulatory agencies around the world. These include Breakthrough Therapy Designation by The China Center for Drug Evaluation under the National Medical Products Administration;  Breakthrough Therapy Designation from the US Food and Drug Administration; access granted to the European Medicines Agency (EMA)  PRIority Medicines (PRIME) scheme ; and named "a medicine for prioritized development" under the Project for Drug Selection to Promote New Drug Development in Pediatrics by the Japan Agency for Medical Research and Development (AMED). The safety and efficacy of Beyfortus was evaluated under an accelerated assessment procedure by the EMA. Beyfortus has not been approved by any regulatory authority.

Pivotal clinical trials
The Phase IIb study was a randomised, placebo-controlled trial designed to measure the efficacy of Beyfortus (nirsevimab) against medically attended LRTI through 150 days postdose. Healthy preterm infants of 29-35 weeks' gestation were randomised (2:1) to receive a single 50mg intramuscular injection of Beyfortus or placebo.3-4

The dosing regimen was recommended based on further exploration of the Phase IIb data.3 The subsequent Phase III study, MELODY, applied the recommended dosing regimen.2

The MELODY Phase III study was a randomised, placebo-controlled trial conducted across 21 countries designed to determine efficacy of  Beyfortus against medically attended LRTI due to RSV confirmed by reverse transcriptase polymerase chain reaction testing through 150 days after dosing, versus placebo, in healthy late preterm and term infants (35 weeks gestational age or greater) entering their first RSV season.1-2

MEDLEY was a Phase II/III, randomised, double-blind, Synagis-controlled trial with the primary objective of assessing safety and tolerability for Beyfortus in preterm infants and infants with congenital heart disease (CHD) and/or chronic lung disease of prematurity (CLD) eligible to receive Synagis.7-8 Between July 2019 and May 2021 approximately 918 infants entering their first RSV season were randomised to receive a single 50mg (in infants weighing <5kg) or 100mg (in infants weighing ≥5kg) intramuscular injection of Beyfortus or Synagis. Safety was assessed by monitoring the occurrence of TEAEs and TESAEs through 360 days post-dose.7-8 Serum levels of nirsevimab following dosing (on day 151) in this trial were comparable with those observed in the MELODY Phase III trial, indicating similar protection in this population to that in the healthy term and late preterm infants is likely.7 Data was published in the New England Journal of Medicine (NEJM) in March 2022. The results of MELODY, MEDLEY Phase II/III and the Phase IIb trials demonstrate that Beyfortus helps protect infants during their first RSV season against RSV disease with a single dose.1-8 This all-infant population includes preterm, healthy late preterm and term infants, as well as infants with specific conditions.

These trials form the basis of regulatory submissions which began in 2022.

Results from the Phase IIb trial
The primary endpoint of the Phase IIb study was met, reducing the incidence of medically attended LRTI, caused by RSV by 70.1% (95% CI: 52.3, 81.2) compared to placebo. Between November 2016 and December 2017, 1,453 infants were randomised (Beyfortus, n=969; placebo, n=484) at the RSV season start. Research was conducted by AstraZeneca in both hemispheres, at 164 sites in 23 countries.3-4 Data was published in NEJM in July 2020.

Medically Attended LRTI and Hospitalisation for RSV LRTI Through 150 Days Postdose (ITT population)
Endpoints and analyses, n (%)	Nirsevimab(N = 969)	Placebo(N = 484)	Efficacy (95% CI)	P value
Medically attended RSV LRTI			70.1 (52.3, 81.2)	<0.001
Observed events Participants requiring imputation of data*	25 (2.6) 24 (2.5)	46 (9.5) 11 (2.3)
Hospitalisation for RSV LRTI Observed events Participants requiring imputation of data*	8 (0.8) 24 (2.5)	20 (4.1) 11 (2.3)	78.4 (51.9, 90.3)	<0.001
*Data were imputed for participants who had no events and were not followed through 150 days postdose. Analyses were conducted using Poisson regression with robust variance. CI, confidence interval; ITT, intent-to-treat; LRTI, lower respiratory tract infection; RRR, relative risk reduction; RSV, respiratory syncytial virus.

Results from the MELODY Phase III trial
The primary endpoint of the MELODY Phase III trial was met, reducing the incidence of medically attended LRTI, such as bronchiolitis or pneumonia, caused by RSV by 74.5% (95% CI 49.6, 87.1; P<0.001) compared to placebo. Infants were randomised (2:1) to receive a single 50mg (in infants weighing <5kg) or 100mg (in infants weighing ≥5kg) intramuscular injection of Beyfortus or placebo. Between July 2019 and March 2020, 1,490 infants were randomised to either Beyfortus  or placebo at the RSV season start.1-2 Data was published in NEJM in March 2022.

Medically Attended LRTI and Hospitalisation for RSV LRTI Through 150 Days Postdose (ITT population)
Endpoints and analyses, n (%)	Nirsevimab(N = 994)	Placebo(N = 496)	Efficacy (95% CI)	P value
Medically attended RSV LRTI			74.5 (49.6, 87.1)	<0.001
Observed events Participants requiring imputation of data*	12 (1.2) 15 (1.5)	25 (5.0) 6 (1.2)
Hospitalisation for RSV LRTI Observed events Participants requiring imputation of data*	6 (0.6) 15 (1.5)	8 (1.6) 6 (1.2)	62.1 (-8.6, 86.8)	0.07
*Data were imputed for participants who had no events and were not followed through 150 days postdose. Analyses were conducted using Poisson regression with robust variance. CI, confidence interval; ITT, intent-to-treat; LRTI, lower respiratory tract infection; RRR, relative risk reduction; RSV, respiratory syncytial virus.

Results from the pre-specified pooled analysis of the Phase IIb and MELODY trials
A prespecified pooled analysis of the MELODY Phase III trial and the recommended dose from the Phase IIb trial, in which an efficacy (relative risk reduction versus placebo) of 79.5% (95% CI 65.9, 87.7; P<0.0001) was seen against medically attended LRTI, such as bronchiolitis or pneumonia, caused by RSV in infants born at term or preterm entering their first RSV season.5 The pooled analysis studied healthy preterm and term infants who received the recommended dose of Beyfortus based on weight compared to placebo through Day 151 and showed an efficacy of 77.3% (95% CI 50.3, 89.7; P<0.001) against RSV LRTI hospitalisations.1,5

Medically Attended LRTI and Hospitalisation for RSV LRTI Through 150 Days Postdose (ITT population)
Endpoints and analyses, n (%)	Nirsevimab(N = 1564)	Placebo(N = 786)	Efficacy (Relative Risk Reduction)(95% CI)	P value
Medically attended RSV LRTI			79.5 (65.9, 87.7)	<0.0001
Participants with observed events n (%) Participants requiring imputation of data* n (%)	19 (1.2) 25 (1.6)	51 (6.5) 10 (1.3)
Hospitalisation for RSV LRTI			77.3 (50.3, 89.7)	<0.001
Participants with observed events n (%) Participants requiring imputation of data* n (%)	9 (0.6) 25 (1.6)	21 (2.7) 10 (1.3)
*Data were inputed for participants who had no events and were not followed through 150 days postdose. Analyses were conducted using Poisson regression with robust variance. CI, confidence interval; ITT, intent-to-treat; LRTI, lower respiratory tract infection; RRR, relative risk reduction; RSV, respiratory syncytial virus.

RSV
RSV is the most common cause of LRTI, including bronchiolitis and pneumonia, in infants.9 It is also a leading cause of hospitalisation in all infants, with most hospitalisations for RSV occurring in healthy infants born at term.10-11,16-17 Globally, in 2019, there were approximately 33 million cases of acute lower respiratory infections leading to more than three million hospitalisations, and it was estimated that there were 26,300 in-hospital deaths of children younger than five years.18 RSV-related direct medical costs, globally - including hospital, outpatient and follow-up care - were estimated at €4.82 billion in 2017.12 Currently, Synagis (palivizumab) is the only approved option for the prevention of serious LRTIs caused by RSV in high risk and preterm infants and requires up to five injections to cover a typical RSV season.13

Sanofi Alliance
In March 2017, AstraZeneca and Sanofi announced an agreement to develop and commercialise nirsevimab. Under the terms of the agreement, AstraZeneca leads all development and manufacturing activities, and Sanofi will lead commercialisation activities and record revenues. Under the terms of the global agreement, Sanofi made an upfront payment of €120m, has paid a development milestone of €30m and will pay up to a further €465m upon achievement of certain development and sales-related milestones. The two companies share all costs and profits. Revenue from the agreement is reported as Collaboration Revenue in the Company's financial statements.

Sobi agreement
Related, in November 2018, AstraZeneca divested US commercial rights for Synagis to Swedish Orphan Biovitrum AB (publ) (Sobi) in addition to the right to participate in payments that may be received by AstraZeneca from the US profits or losses for nirsevimab. Under the agreement AstraZeneca received upfront consideration of $1.5bn, consisting of $1.0bn in cash and $500m in ordinary shares of Sobi upon completion, and received a total of $60m in non-contingent payments for nirsevimab during 2019-2021. AstraZeneca will also receive up to $470m in sales-related payments for Synagis , a $175m milestone following the submission of the Biologics License Application (BLA) for nirsevimab and potential net payments of approximately $110m on achievement of other nirsevimab profit and development-related milestones. Upon payment of the $175m milestone on BLA submission, Sobi's ongoing participation will amount to AstraZeneca's share of profits or losses under the aforementioned agreement with Sanofi for nirsevimab in the US. AstraZeneca will continue to manufacture and supply nirsevimab globally and is entitled to an additional royalty from Sobi if profits from nirsevimab in the US exceed a pre-specified level.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Hammitt LL, MD et al. Nirsevimab for Prevention of RSV in Healthy Late -Preterm and Term Infants. N Engl J Med. 2022;386 (9): 837-846. doi: 10.1056/NEJMoa2110275.
2.   Clinicaltrials.gov. A Study to Evaluate the Safety and Efficacy of MEDI8897 for the Prevention of Medically Attended RSV LRTI in Healthy Late Preterm and Term Infants (MELODY). https://clinicaltrials.gov/ct2/show/NCT03979313. Accessed September 2022.
3.   Clinicaltrials.gov. A Study to Evaluate the Safety and Efficacy of MEDI8897 for the Prevention of Medically Attended RSV LRTI in Healthy Preterm Infants. (MEDI8897 Ph2b). https://clinicaltrials.gov/ct2/show/results/NCT02878330. Accessed September 2022.
4.   Griffin P, MD et al. (2020). Single-Dose Nirsevimab for Prevention of RSV in Preterm Infants. NEJM 2020; 383: 415-425. DOI: 10.1056/NEJMoa1913556.
5.   Simões, E, et al. Pooled efficacy of nirsevimab against RSV lower respiratory tract infection in preterm and term infants. ESPID 2022 Congress; 2022 May 9-13. Hybrid Congress.
6.   Wilkins, D, et al. Nirsevimab for the prevention of respiratory syncytial virus infection: neutralizing antibody levels following a single dose. ESPID 2022 Congress; 2022 May 9-13. Hybrid Congress.
7.   Domachowske J, MD et al. Safety of Nirsevimab for RSV in Infants with Heart or Lung Disease or Prematurity. N Engl J Med. 2022; 386 (9).
8.   Clinicaltrials.gov. A Study to Evaluate the Safety of MEDI8897 for the Prevention of Medically Attended Respiratory Syncytial Virus (RSV) Lower Respiratory Track Infection (LRTI) in High-risk Children. https://clinicaltrials.gov/ct2/show/NCT03959488 (MEDLEY). Accessed September 2022.
9.   R K. Respiratory Syncytial Virus Vaccines. Plotkin SA, Orenstein WA, Offitt PA, Edwards KM, eds Plotkin's Vaccines 7th ed Philadelphia. 2018;7th ed. Philadelphia:943-9.
10.  Leader S, Kohlhase K. Respiratory syncytial virus-coded pediatric hospitalizations, 1997 to 1999. The Pediatric infectious disease journal. 2002;21(7):629-32.
11.  McLaurin KK, Farr AM, Wade SW, Diakun DR, Stewart DL. Respiratory syncytial virus hospitalization outcomes and costs of full-term and preterm infants. Journal of Perinatology: official journal of the California Perinatal Association. 2016;36(11):990-6.
12.  Zhang S, et al. Cost of Respiratory Syncytial Virus-Associated Acute Lower Respiratory Infection Management in Young Children at the Regional and Global Level: A Systematic Review and Meta-Analysis. J Infect Dis. 2020;222(Suppl 7):S680-687.
13.  Synagis - Summary of Product Characteristics (SmPC) - (eMC) [Internet]. Available from: https://www.ema.europa.eu/en/documents/product-information/synagis-epar-product-information_en.pdf Accessed September 2022.
14.  Respiratory Syncytial Virus Infection (RSV): Infants and Young Children. Centers for Disease Control and Prevention. https://www.cdc.gov/rsv/high-risk/infants-young-children.html. Accessed September 2022.
15.  Centers for Disease Control and Prevention. Vaccines & Immunizations. August 18, 2017. https://www.cdc.gov/vaccines/vac-gen/immunity-types.htm. Accessed September 2022.
16.  Rha B, et al. Respiratory Syncytial Virus-Associated Hospitalizations Among Young Children: 2015-2016. Pediatrics. 2020;146:e20193611.
17.  Arriola CS, et al. Estimated Burden of Community-Onset Respiratory Syncytial Virus-Associated Hospitalizations Among Children Aged <2 Years in the United States, 2014-15. J Pediatric Infect Dis Soc. 2020;9:587-595
18.  Li Y, et al. Global, regional, and national disease burden estimates of acute lower respiratory infections due to respiratory syncytial virus in children younger than 5 years in 2019: a systematic analysis. Lancet 2022;399:92047-64.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 September 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary